# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Babcock & Wilcox Enterprises, Inc., CIK 0001630805
CUSIP: 05614L100
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 1200 E. Market Street, Suite 650, Akron, Ohio (OH), 44305
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0001464790
Persons authorized to receive notices and communications: Bryant R. Riley, B. Riley Financial, Inc., 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California (CA), 90025, (818) 884-3737

## Reporting persons
- B. Riley Financial, Inc. (CIK 0001464790): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,873,160; sole dispositive power 0; shared dispositive power 11,873,160; aggregate amount beneficially owned 11,873,160 (12.1% of the class)
  Comment: Percent of class is calculated based on 98,404,024 shares of common stock, par value $0.01 (the "Common Stock"), of Babcock & Wilcox Enterprises, Inc. (the "Issuer") outstanding as of March 10, 2025, as reported by the Issuer in its Quarterly Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") on March 31, 2025 (the "10-K").
- BRF Investments, LLC (CIK 0001880803): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,873,160; sole dispositive power 0; shared dispositive power 11,873,160; aggregate amount beneficially owned 11,873,160 (12.1% of the class)
  Comment: Percent of class is calculated based on 98,404,024 shares of Common Stock outstanding as of March 10, 2025, as reported by the Issuer in the 10-K.
- Bryant R. Riley (CIK 0001207269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,373,213; shared voting power 11,873,160; sole dispositive power 1,373,213; shared dispositive power 11,873,160; aggregate amount beneficially owned 13,246,373 (13.5% of the class)
  Comment: Percent of class is calculated based on 98,404,024 shares of Common Stock outstanding as of March 10, 2025, as reported by the Issuer in the 10-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Babcock & Wilcox Enterprises, Inc.
Address of issuer's principal executive offices: 1200 E. Market Street, Suite 650, Akron, Ohio (OH), 44305
Comment:
This Amendment No. 19 (this "Amendment") amends and supplements the Schedule 13D filed on November 30, 2018, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on April 10, 2019, Amendment No. 2 to the Schedule 13D, filed with the SEC on May 7, 2019, Amendment No. 3 to Schedule 13D, filed with the SEC on July 23, 2019, Amendment No. 4 to Schedule 13D, filed with the SEC on July 29, 2019, Amendment No. 5 to the Schedule 13D, filed with the SEC on May 20, 2020, Amendment No. 6 to Schedule 13D, filed with the SEC on June 11, 2020, Amendment No. 7 to Schedule 13D, filed with the SEC on July 2, 2020, Amendment No. 8 to Schedule 13D, filed with the SEC on September 10, 2020, Amendment No. 9 to Schedule 13D, filed with the SEC on October 2, 2020, Amendment No. 10 to Schedule 13D, filed with the SEC on January 27, 2021, Amendment No. 11 to Schedule 13D, filed with the SEC on February 10, 2021, Amendment No. 12 to Schedule 13D, filed with the SEC on March 26, 2021, Amendment No. 13 to Schedule 13D, filed with the SEC on October 29, 2021, Amendment No. 14 to Schedule 13D, filed with the SEC on December 26, 2023, Amendment No. 15 to Schedule 13D, filed with the SEC on January 22, 2024, Amendment No. 16 to Schedule 13D, filed with the SEC on April 17, 2024, Amendment No. 17 to Schedule 13D, filed with the SEC on July 15, 2024 , and Amendment No. 18 to Schedule 13D, filed with the SEC on September 25, 2024 (as amended, the "Schedule 13D"), by the Reporting Persons relating to the common stock, par value $0.01 (the "Common Stock"), of Babcock & Wilcox Enterprises, Inc. (the "Issuer").

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the "Statement" will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As previously disclosed, on March 11, 2025, BRF effected a transaction pursuant to which BRF separated B. Riley Securities Holding, Inc. ("BRSH"), the parent company of BRS, from BRF. As a result of the transaction, BRS implemented its own operating and governance structure and established a board of directors independent from BRF. As a result, BRF is no longer the beneficial owner of the Shares held by BRS.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) As of the date hereof, BRFI beneficially owned directly 11,873,160 shares of Common Stock, representing 12.1% of the Issuer's Common Stock. BRF is the parent company of BRFI. As a result, BRF may be deemed to indirectly beneficially own the Shares held BRFI.

(2) Bryant R. Riley may beneficially own 1,373,213 shares of Common Stock representing 1.4% of the Issuer's Common Stock, of which (i) 1,155,382 shares are held jointly with his wife, Carleen Riley, (ii) 45,436 shares are held as sole custodian for the benefit of Abigail Riley, (iii) 45,801 shares are held as sole custodian for the benefit of Charlie Riley, (iv) 45,431 shares are held as sole custodian for the benefit of Eloise Riley, (v) 43,810 shares are held as sole custodian for the benefit of Susan Riley, and (vi) 37,353 shares are held in Bryant R. Riley's 401(k) account. Bryant R. Riley may also beneficially own 11,873,160 shares of Common Stock, representing 12.1% of the Issuer's Common Stock, outstanding and held directly by BRFI in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRFI in each case except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

## Signatures
- B. Riley Financial, Inc.: /s/ Bryant Riley, Bryant Riley/Co-Chief Executive Officer (04/02/2025)
- BRF Investments, LLC: /s/ Bryant Riley, Bryant Riley/Authorized Signatory (04/02/2025)
- Bryant R. Riley: /s/ Bryant R. Riley, Bryant R. Riley (04/02/2025)